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                 March 28, 2022

       Ziv Elul
       Chief Executive Officer
       Israel Acquisitions Corp
       12600 Hill Country Blvd
       Building R, Suite 275
       Bee Cave, TX 78738

                                                        Re: Israel Acquisitions
Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 17,
2022
                                                            File No. 333-263658

       Dear Mr. Elul:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Steven A. Fishman, Esq.